EXHIBIT 12

HILTON GRAND VACATIONS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

(unaudited)

	Nine months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings:
Income before taxes	$231	$228	$293	$292	$280	$218	$200

Add:
Fixed charges	20	21	29	28	32	47	44
Interest capitalized	—	(1)	(2)	(1)	—	(2)	—

Earnings available for fixed charges	$251	$248	$320	$319	$312	$263	$244

Fixed Charges:
Allocated Parent interest expense (1)	$—	$20	$24	$27	$32	$45	$44
Interest expense (1)	20	—	3	—	—	—	—
Interest capitalized	—	1	2	1	—	2	—

Total Fixed Charges	$20	$21	$29	$28	$32	$47	$44

Ratio of Earnings to Fixed Charges	12.6	11.8	11.0	11.4	9.8	5.6	5.5

(1)	Includes amortization of capitalized expenses related to indebtedness.